SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                       SEC File No. 33-97422
                                                     CUSIP No. _____________

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:  March 31, 1997

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

         For the Transition Period Ended:  Not Applicable

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable



                         PART I - REGISTRANT INFORMATION


Full Name of Registrant:                           County Financial Corporation

Address of Principal
Executive Office:

                  801 N.E. 167th Street
                  North Miami Beach, Florida  33162



                        PART II - RULE 12B-25 (B) AND (C)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.




                              PART III - NARRATIVE



         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

         The Company has been unable to complete its Form 10-QSB on a timely basis due to delays in preparing and reviewing the narrative sections of the Form 10-QSB.




                           PART IV - OTHER INFORMATION



         (1) Name and telephone number of person to contact in regard to this notification:

         Alfred G. Smith
              305                       358-6300
             (Name)
           (Area Code)              (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes    [ ] No

                  The Company had net interest income of $3,299,000 for the quarter ended March 31, 1997 compared to net interest income of $3,003,000 for the quarter ended March 31, 1996. The Company's net non-interest operating income was $728,000 for the quarter ended March 31, 1997 compared to $732,000 for the quarter ended March 31, 1996. The Company's net income for the quarter ended March 31, 1997 was $936,000 compared to $808,000 for the quarter ended March 31, 1996.

         The Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                     County Financial Corporation



Date:  May 15, 1997                  By:   /S/ EILEEN A. SALSANO
                                        ------------------------
                                     Its:  EXECUTIVE VICE PRESIDENT & C.O.O.
                                     Name: EILEEN A. SALSANO



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